Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110577

Prospectus Supplement No. 7
to Prospectus Dated February 13, 2004
of
Apria Healthcare Group Inc.

Relating to

$250,000,000 3-3/8% Convertible Senior Notes due September 1, 2033
and
Shares of Common Stock Issuable Upon Conversion of the Notes

          This prospectus supplement no. 7 relates to the resale by a selling securityholder of Apria Healthcare Group Inc.’s 3-3/8% Convertible Senior Notes Due 2033 and the shares of Apria common stock issuable upon conversion of the notes.

          This prospectus supplement no. 7 has been prepared in order to provide information with respect to a holder of the notes that may be a selling securityholder under the prospectus, as amended and supplemented. This prospectus supplement no. 7 should be read and delivered in conjunction with the prospectus dated February 13, 2004.

          Information about the selling securityholder may change over time. To Apria’s knowledge, the selling securityholder set forth in the table below does not have, nor within the past three years has had, any position, office or other material relationship with Apria or any of Apria’s predecessors or affiliates. Because the selling securityholder may offer all or some portion of the notes or the common stock issuable upon conversion of the notes and the number of shares of common stock into which the notes are convertible may be adjusted, no estimate can be given as to the amount of notes or the common stock issuable upon conversion of the notes that will be held by the selling securityholder upon consummation of any sales. The selling securityholder identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of its securities since the date on which it provided the information regarding its notes. Apria prepared this table based on the information supplied to Apria by the selling securityholder named in the table.

          The following table sets forth information with respect to the selling securityholder and the aggregate principal amount of notes and shares of common stock beneficially owned by the selling securityholder.

Principal Amount
	of Notes				Number of Shares of
	Beneficially	Percentage of	Number of Shares of	Maximum Number of	Common Stock
	Owned and	Notes	Common Stock	Shares of Common Stock	Beneficially Owned
Selling Securityholder	Offered Hereby	Outstanding	Beneficially Owned (1)	to be Sold (1)	after the Offering (2)
Aviator Master Fund Ltd.	$9,000,000	3.60%	258,166	258,166	—

*	Indicates ownership of less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount at maturity of notes, rounded down to the nearest whole number of shares. However, this conversion rate may be adjusted as described in the prospectus dated February 13, 2004 under “Description of Notes – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes selling securityholder sells maximum number of shares issued upon conversion of the notes.

          Investing in Apria’s Convertible Senior Notes and Apria common stock involves risk. See the discussion entitled “Risk Factors” beginning on page 10 of the prospectus dated February 13, 2004 to read about factors to consider in connection with purchasing these securities.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated June 4, 2004